UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 12b-25

SEC File Number:

001-32379 (Sotherly Hotels Inc.)

001-36091 (Sotherly Hotels LP)

CUSIP Number:

83600C103 (Sotherly Hotels Inc.)

83600C301 (Sotherly Hotels Inc.)

83600C400 (Sotherly Hotels Inc.)

83600C509 (Sotherly Hotels Inc.)

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D

☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Names of Registrants:

SOTHERLY HOTELS INC.

SOTHERLY HOTELS LP

Former Names if Applicable:

Not Applicable

Address of Principal Executive Offices:

306 South Henry Street, Suite 100

City, State and Zip Code:

Williamsburg, Virginia 23185

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Form 12b-25 Notification of Late Filing (the “Form 12b-25”) filed on May 16, 2024 and a Form 12b-25 filed on August 12, 2024 by Sotherly Hotels Inc., a Maryland corporation (the “Company”), and Sotherly Hotels LP (the “Partnership”), a Delaware limited partnership of which the Company is the sole general partner (each a “Registrant,” and together, the “Registrants”), the Registrants were delayed in filing their Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 (the "1Q24 Form 10-Q") and June 30, 2024 (the "2Q24 Form 10-Q"), respectively, with the U.S. Securities and Exchange Commission.

The Registrants have concluded their evaluation of the presentation of the preferred units on the balance sheet of the Partnership as permanent equity, rather than as temporary equity (mezzanine), and have concluded that no changes to the presentation were required. On November 5, 2024, the Registrants filed their 1Q24 Form 10-Q. On November 12, 2024, the Registrants filed their 2Q24 Form 10-Q.

The preparation and filing of the 1Q24 Form 10-Q and 2Q24 Form 10-Q has resulted in a delay in the filing of the Registrants’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the "3Q24 Form 10-Q"). While the Registrants can provide no assurances as to timing, the Registrants are working to file the 3Q24 10-Q on or before the fifth calendar day extension provided by Rule 12b-25.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Anthony E. Domalski	757	229-5648
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SOTHERLY HOTELS INC.

SOTHERLY HOTELS LP

(Name of Registrants as Specified in Charter)

Have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date: November 14, 2024

SOTHERLY HOTELS INC.

By:	/s/ Anthony E. Domalski
Anthony E. Domalski Chief Financial Officer

SOTHERLY HOTELS LP

by its General Partner,

SOTHERLY HOTELS INC.

By:	/s/ Anthony E. Domalski
Anthony E. Domalski Chief Financial Officer